Citigroup Inc.

Offering Summary No. 2016-CMTNG0921 dated March 22, 2016 relating to Preliminary Pricing Supplement No. 2016-CMTNG0921 dated March 22, 2016Registration Statement No. 333-192302

Filed Pursuant to Rule 433

Contingent Buffered Digital Notes Based on Shares of the SPDR® S&P® Bank ETF Due April-----, 2017

Overview. The securities are unsecured senior debt securities issued by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity. Instead, the securities offer a payment at maturity that may be greater than or less than the stated principal amount, depending on the performance of shares of the SPDR® S&P® Bank ETF (the “underlying shares”) from the initial share price to the final share price.

The securities offer a fixed return at maturity so long as the underlying shares do not depreciate by more than 15.00% from the initial share price to the final share price. In exchange for this feature, investors in the securities must be willing to forgo (i) participation in any appreciation of the underlying shares beyond the fixed return, (ii) any dividends that may be paid on the underlying shares and (iii) interest on the securities. In addition, investors in the securities must be willing to accept full downside exposure to the underlying shares if the underlying shares depreciate by more than 15.00% from the initial share price to the final share price.

All payments on the securities are subject to the credit risk of Citigroup Inc. The securities will not be listed on any securities exchange and may have limited or no liquidity.

Preliminary Terms
Underlying shares:	Shares of the SPDR® S&P® Bank ETF (NYSE Arca symbol: “KBE”) (the “underlying share issuer” or “ETF”)
Pricing date:	Expected to be March 24, 2016
Final valuation dates:	Expected to be April 3, 4, 5, 6 and 7, 2017
Maturity date:	Expected to be April 12, 2017
Payment at maturity:

For each $1,000 stated principal amount security you hold at maturity:

▪     If the final share price is greater than or equal to the barrier price: $1,000 + the fixed return amount

▪     If the final share price is less than the barrier price: $1,000 × share performance factor

Initial share price:	The closing price of the underlying shares on the pricing date
Final share price:	The arithmetic average of the closing price of the underlying shares on each of the final valuation dates
Fixed return amount:	$107.00 per security (10.70% of the stated principal amount). You will receive the fixed return amount only if the final share price is greater than or equal to the barrier price.
Share performance factor:	The final share price divided by the initial share price
Barrier price:	85.00% of the initial share price
CUSIP / ISIN:	17298CD96 / US17298CD969

This offering summary does not contain all of the material information an investor should consider before investing in the securities.  This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated March 22, 2016

Selected Risk Considerations

•     You may lose some or all of your investment. If the final share price is less than the barrier price, you will lose 1% of the stated principal amount of the securities for every 1% by which the final share price is less than the initial share price. The securities offer no protection at all if the underlying shares depreciate by more than 15.00%.

•     Your potential return on the securities is limited to the fixed return at maturity. If the underlying shares appreciate by more than the fixed return at maturity, the securities will underperform a direct investment in the underlying shares.

•     The securities do not pay interest.

•     You will not have voting rights, rights to receive dividends or any other rights with respect to the ETF.

•     The securities are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the securities, you may not receive anything owed to you under the securities.

•     The securities will not be listed on a securities exchange and you may not be able to sell them prior to maturity.

•     The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•     The value of the securities prior to maturity is likely to be less than the issue price and will fluctuate based on many unpredictable factors.

•     The underlying shares are subject to risks associated with the banking sector.

•     The price and performance of the underlying shares may not completely track the performance of the ETF underlying index or the net asset value per share of the ETF.

•     Citigroup Inc. and its affiliates, and the placement agents and their affiliates, may have conflicts of interest with you.

•     The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Hypothetical Payment at Maturity Diagram*

■ The Securities		■ The Underlying Shares
Hypothetical Payment at Maturity Table*
Hypothetical Final Share Price	Hypothetical Percentage Change from Initial Share Price to Final Share Price	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity
$43.40	40.00%	$1,107.00	10.70%
$40.30	30.00%	$1,107.00	10.70%
$37.20	20.00%	$1,107.00	10.70%
$34.32	10.70%	$1,107.00	10.70%
$34.10	10.00%	$1,107.00	10.70%
$31.00	0.00%	$1,107.00	10.70%
$27.90	-10.00%	$1,107.00	10.70%
$26.35	-15.00%	$1,107.00	10.70%
$26.34	-15.01%	$849.90	-15.01%
$24.80	-20.00%	$800.00	-20.00%
$21.70	-30.00%	$700.00	-30.00%
$18.60	-40.00%	$600.00	-40.00%
$15.50	-50.00%	$500.00	-50.00%
$12.40	-60.00%	$400.00	-60.00%
$9.30	-70.00%	$300.00	-70.00%
$6.20	-80.00%	$200.00	-80.00%
$3.10	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

* The diagram and table above illustrate the payment at maturity per security for a range of hypothetical percentage changes from the initial share price to the final share price. The table assumes a hypothetical initial share price of $31.00. Your actual payment at maturity per security will depend on the actual initial share price and final share price.

Citigroup Inc. has filed a registration statement (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.